                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.  20549

                                        SCHEDULE 13D

                          Under the Securities Exchange Act of 1934
                                     (Amendment No.   )*

                            INTERNET COMMUNICATIONS CORPORATION
- --------------------------------------------------------------------------------
                                     (Name of Issuer)

                              Common Stock, no par value
                          ---------------------------------------
                               (Title of Class of Securities)

                                         46057T408
                                         ---------
                                       (CUSIP Number)

Craig D. Slater                                 Drake S. Tempest, Esq.
The Anschutz Corporation                        O'Melveny & Myers LLP
2400 Anaconda Tower                             The Citicorp Center
555 Seventeenth Street                          153 East 53rd Street, 54th Floor
Denver, Colorado  80202                         New York, New York 10022-4611
(303) 298-1000                                  (212) 326-2000
- --------------------------------------------------------------------------------
                        (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)

                                    September 19, 1996
                  ---------------------------------------------------------
                   (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

      Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

- --------------------

          The remainder of this cover page shall be filled out for a reporting person's initiial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP Number 46057T408
             ---------

- --------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Interwest Group, Inc.
               84-0810486
- --------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a) /X/


                                                                 (b) / /
- --------------------------------------------------------------------------------
3     SEC USE ONLY

- --------------------------------------------------------------------------------
4     SOURCE OF FUNDS

               WC
- --------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                    / /


- --------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Colorado
- --------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES                                                            0
BENEFICIALLY                    ------------------------------------------------
OWNED BY                  8     SHARED VOTING POWER
EACH REPORT-                                               2,306,541
ING PERSON                      ------------------------------------------------
WITH                      9     SOLE DISPOSITIVE POWER
                                                                  0
                                ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                                           2,306,541
                                ------------------------------------------------
- --------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,306,541
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                   /  /

- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        48.96%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

        CO

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Anschutz Company
               84-1179412
- --------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (a) /X/


                                                               (b) / /

- --------------------------------------------------------------------------------
3     SEC USE ONLY

- --------------------------------------------------------------------------------
4     SOURCE OF FUNDS

               WC
- --------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                      /  /


- --------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
- --------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES                                                            0
BENEFICIALLY                    ------------------------------------------------
OWNED BY                  8     SHARED VOTING POWER
EACH REPORT-                                               2,306,541
ING PERSON                      ------------------------------------------------
WITH                      9     SOLE DISPOSITIVE POWER
                                                                  0
                                ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                                           2,306,541
                                ------------------------------------------------
- --------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,306,541
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                   /  /

- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.96%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

        CO
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Philip F. Anschutz
               ###-##-####
- --------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) /X/


                                                               (b) / /

- --------------------------------------------------------------------------------
3     SEC USE ONLY

- --------------------------------------------------------------------------------
4     SOURCE OF FUNDS

               WC
- --------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)               / /

- --------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America
- --------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES                                                            0
BENEFICIALLY                    ------------------------------------------------
OWNED BY                  8     SHARED VOTING POWER
EACH REPORT-                                               2,306,541
ING PERSON                      ------------------------------------------------
WITH                      9     SOLE DISPOSITIVE POWER
                                                                  0
                                ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                                           2,306,541
                                ------------------------------------------------
- --------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,306,541
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                  /  /

- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.96%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

        IN
- --------------------------------------------------------------------------------

ITEM 1.     SECURITY AND THE ISSUER

            The title of the class of equity securities to which this statement relates is:

            Common Stock, no par value ("COMMON STOCK"), of Internet Communications Corporation, a Colorado corporation (the "COMPANY")

            The name of the issuer and address of its principal executive offices are:

            Internet Communications Corporation
            7100 East Belleview Avenue
            Suite 201
            Englewood, Colorado  80111

ITEM 2.     IDENTITY AND BACKGROUND

            This statement is filed on behalf of Interwest Group, Inc., a Colorado corporation ("GROUP"), Anschutz Company, a Colorado Company ("AC"), and Philip F. Anschutz ("ANSCHUTZ"). Anschutz owns 100% of the outstanding common stock of AC, and AC owns 100% of the outstanding common stock of Group, and thus Anschutz may be deemed to control Group and AC.

            The name, residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of Group, AC, Anschutz and each executive officer and director of Group or AC, as the case may be, are set forth below. Unless otherwise noted, each individual listed below is a citizen of the United States of America.

                  Present Principal Occupation or
                  Employment, principal Business       Business or
Filing Person     and Address                        Residence Address
- -------------     -------------------------------    -----------------

Group                                                12201 East Arapahoe Road
                                                     Suite C10
                                                     Englewood, CO  80112
                                                     (303) 792-2535

AC                                                   2400 Anaconda Tower
                                                     555 Seventeenth Street
                                                     Denver, CO  80202
                                                     (303) 298-1000

                  Present Principal Occupation or
                  Employment, principal Business       Business or
Filing Person     and Address                        Residence Address
- -------------     -------------------------------    -----------------

Anschutz           President and Director of The      2400 Anaconda Tower
                   Anschutz Corporation; President    555 Seventeenth Street
                   and Director of AC; President,     Denver, CO  80202
                   Chairman of the Board and          (303) 298-1000
                   Chief Executive Officer of Rio
                   Grande Industries, Inc.; and
                   Chairman of the Board of Southern
                   Pacific Rail Corporation

M.A. Williams      Director and Vice President of AC  2400 Anaconda Tower
                                                      555 Seventeenth
                                                      Street
                                                      Denver, CO  80202
                                                      (303) 298-1000

D.L. Polson        Director, Vice President and       2400 Anaconda Tower
                   Assistant Secretary of AC; and     555 Seventeenth Street
                   director of Group                  Denver, CO  80202
                                                      (303) 298-1000

R.M. Jones         Vice President, General Counsel    AC2400 Anaconda Tower
                   and Assistant Secretary of         555 Seventeenth
                                                      Street
                                                      Denver, CO  80202
                                                      (303) 298-1000

T.G. Kundert       Treasurer and Assistant            2400 Anaconda Tower
                   Secretary of AC; and Treasurer     555 Seventeenth Street
                   of Group                           Denver, CO  80202
                                                      (303) 298-1000

C.D. Slater        Vice President and Secretary       2400 Anaconda Tower
                   of AC; and director of Company     555 Seventeenth Street
                   and Group                          Denver, CO  80202
                                                      (303) 298-1000

N.L. Rooney        Chairman, Chief Executive Officer  12201 E. Arapahoe Road
                   and director of Group              Suite C10
                                                      Englewood, CO  80112
                                                      (303) 792-2535

J.E. Shamas        President and director of Group    12201 E. Arapahoe
                                                      Road
                                                      Suite C10
                                                      Englewood, CO  80112
                                                      (303) 792-2535

J.M. Couzens       Director of Group                  12201 E. Arapahoe Road
                                                      Suite C10
                                                      Englewood, CO  80112
                                                      (303) 792-2535

L.T. Wood          Senior Vice President and          12201 E. Arapahoe Road
                   Secretary of Group                 Suite C10
                                                      Englewood, CO  80112
                                                      (303) 792-2535

            During the past five years, none of Group, AC, Anschutz and the executive officers and directors of Group or AC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Group, AC and their affiliated companies, including Rio Grande Industries and Southern Pacific Rail Corporation, are principally engaged in transportation, exploration and development of natural resources, real estate development, telecommunications and the ownership of two professional sports franchises.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            On the First Closing Date (as defined below) Group paid the Company $900,000 to purchase the convertible promissory note of the Company referred to below as the Note and, upon the conversion thereof in accordance with the terms thereof (following the satisfaction of certain conditions of which certain material conditions are not within the control of Group, AC or Anschutz), the 300,000 shares of Common Stock referred to below as the Conversion Shares. The funds for the purchase of the Note (and, upon the conversion thereof, the Conversion Shares) were provided by cash and short-term investments of Group.

            On the Second Closing Date (as defined below) the Company merged (the "MERGER") its wholly owned subsidiary, Internet Acquisition One, Inc., a Colorado corporation ("MERGER SUB"), into Interwest Communications C.S. Corporation, a Colorado corporation and a wholly-owned subsidiary of Group ("INTERWEST"), with Interwest being the surviving corporation, pursuant to which the Company acquired all of the shares of capital stock of Interwest in exchange for 2,306,541 shares of Common Stock issued by the Company to Group.

ITEM 4.     PURPOSE OF TRANSACTION

            The Company and Group entered into a Share Exchange Agreement dated as of May 29, 1996, as amended by letter agreement dated May 29, 1996, and as amended and restated by the Amended and Restated Acquisition Agreement (in the form attached hereto as Exhibit 1) (such Share Exchange Agreement, as so amended and restated, the "ACQUISITION AGREEMENT"), pursuant to which (i) on May 29, 1996 (the "FIRST

CLOSING DATE") Group acquired a convertible promissory note of the Company (in the form attached hereto as Exhibit 2) that, upon the satisfaction of certain conditions (of which certain material conditions are not within the control of Group, AC or Anschutz), is convertible at the election of the holder thereof, into 300,000 shares of Common Stock and (ii) on September 19, 1996 (the "SECOND CLOSING DATE") the Merger was consummated, pursuant to which (a) Merger Sub was merged into Interwest, with Interwest being the surviving corporation, (b) Interwest became a wholly owned subsidiary of the Company and (c) Group acquired beneficial ownership of 2,306,541 shares of Common Stock (referred to below as the Additional Shares).

                     A. SUMMARY OF TRANSACTIONS.

            The following brief summary and description of certain provisions of the Acquisition Agreement and certain related documents referred to therein, including the Note and the Registration Rights Agreement, do not purport to be complete summaries or descriptions thereof and are subject to and qualified in their entirety by reference to the Acquisition Agreement (including the exhibits attached thereto), the Note and the Registration Rights Agreement, which are attached hereto as Exhibits 1, 2 and 3, respectively, and to the other documents referred to below. Capitalized terms that are not defined herein shall have the meanings ascribed to such terms in the Acquisition Agreement, Note or Registration Rights Agreement, as applicable.

            NOTE.     On the First Closing Date, at par and for cash, the
Company issued and sold to Group a promissory note of the Company in the form attached hereto as Exhibit 2 (the "NOTE") (a) in the principal amount of $900,000, (b) having a maturity on December 31, 1996, or, if earlier, the date that is 30 days after the earlier to occur of (i) the failure of the shareholders of the Company to approve the Transaction Documents and the Transactions at the Shareholders Meeting (each as defined in the Acquisition Agreement) and (ii) the termination of the Acquisition Agreement by Group pursuant to the terms thereof, including, without limitation, upon the breach by the Company of any representation or warranty in the Acquisition Agreement, any modification or amendment of the Recommendations (as defined in the Acquisition Agreement) by the Company in any respect materially adverse to Group, the acquisition by any person other than Group of 30% or more of the outstanding shares of Common Stock or the occurrence of a Subsequent Event (as defined in the Acquisition Agreement) with respect to the Company or a subsidiary, and (c) bearing interest at the rate of 8.0% per annum from the First Closing Date to and including July 28, 1996 (or, if the Second Closing Date shall then have occurred, August 27, 1996) and the rate of 12.5% per annum thereafter, payable monthly in arrears or, upon the occurrence and during the continuation of a default under the Note, at a rate of interest 3.5% per anum greater than the rate otherwise applicable; PROVIDED that, if the Company shall fail to pay in full the principal amount of the Note and all interest accrued thereon at the maturity thereof (whether at scheduled maturity, on the date of any required prepayment or, after the expiration of applicable grace periods and cure periods, upon acceleration), then, at any time during the period commencing the day after the date of such maturity of the Note (if the principal amount thereof and all interest accrued thereon shall then not have been paid in full) and ending on a date that is 45 days after the date of such maturity, Group may elect to convert the Note into 300,000 shares of the Company Common Stock (the "CONVERSION SHARES") at a price of $3.00 per share (as such number of shares and price per share may be adjusted pursuant to the terms thereof).

            ADDITIONAL SHARES.    On the Second Closing Date, the Company
issued in consideration of the Merger 2,306,541 shares of Common Stock of the Company (the "ADDITIONAL SHARES" and, collectively with the Conversion Shares, the "COMPANY SHARES") such that the number of Additional Shares issued to Group was equal to approximately 48.96% of the 4,711,227 shares of Common Stock issued and outstanding immediately following consummation of the Merger.

            CERTAIN AFFIRMATIVE COVENANTS. Section 5.1 of the Acquisition Agreement provides that the Company, effective at the Second Closing, shall have increased the size of its board of directors from five to eight, divided the board of directors into three classes (with one vacancy per class) and caused the vacancy in each class to be filled by a person designated by Group (collectively, "GROUP DESIGNEES"), which Group Designees shall serve in such capacity, until the next annual meeting of the shareholders of the Company.
Section 5.1 also provides that the Company shall take any action required to qualify the Company Shares for inclusion in the National Association of Securities Dealers Automated Quotations/Small Cap Market ("NASDAQ/SMALL CAP").
Section 5.2 of the Acquisition Agreement provides that the Company, Group and their respective Subsidiaries (including Interwest) shall undertake certain actions with respect to the maintenance of existence, compliance with laws, use of best efforts to complete the Transactions, coordination of publicity regarding the Transactions, maintenance of confidentiality of information, reporting of specified information to the other party, maintenance of records, maintenance of properties, conduct of business, maintenance of insurance, payment of taxes, reservation of shares of Common Stock to be issued pursuant to the Transaction Documents, and further assurances.

            REGISTRATION RIGHTS AGREEMENT. On the First Closing Date, as contemplated by Section 1.1(a)(2) of the Acquisition Agreement, the Company and Group entered into a Registration Rights Agreement (in the form attached hereto as Exhibit 3, the "REGISTRATION RIGHTS AGREEMENT") pursuant to which, among other things, Group will have the right on five occasions, commencing on the second anniversary of the First Closing Date, to register the Company Shares (collectively, the "REGISTRABLE SHARES") under the Securities Act of 1933, as amended (the "SECURITIES ACT") and, commencing on the first anniversary of the First Closing Date, to cause the Company to include Registrable Shares in any registration statement filed under the Securities Act offering any other shares of Common Stock.

                  B.  PURPOSE OF THE TRANSACTIONS.

            Group's purpose in entering into the Acquisition Agreement and acquiring the Additional Shares pursuant thereto is to acquire a significant equity position in the Company and to influence the management, policies and activities of the Company. Group, AC and Anschutz believe that the recapitalization of the Company as contemplated by the Acquisition Agreement will enhance the capital structure of the Company and will better position the Company to take advantage of acquisition and growth opportunities in the communications industry. On the Second Closing Date, Craig D. Slater, Robert L. Smith and John M. Couzens, each designated by Group, were elected as directors of the Company for terms expiring at the annual meetings of the shareholders of the Company scheduled to be held in 1997, 1998 and 1999, respectively. On and after the Second Closing Date, through the membership of Group Designees on the Board of Directors of the Company, Group, AC and Anschutz believe that Group will have considerable influence over the management, policies and activities of the Company.

            Group may decide to sell any or all of the Additional Shares, any portion or all of the Note or, upon the conversion thereof, any or all of the Conversion Shares. Group, AC and Anschutz may acquire or dispose of other shares of Common Stock or other Equity Securities of the Company. As defined in the Acquisition Agreement, "EQUITY SECURITIES" of a person means the capital stock of the person and all other securities convertible into or exchangeable or exercisable for any shares of its capital stock, all rights to subscribe for or to purchase, all options for the purchase of, and all calls, commitments or claims of any character relating to, any shares of its capital stock and any securities convertible into or exchangeable or exercisable for any of the foregoing.

            The amount, timing and conditions of any such possible purchase or sale of any shares of Common Stock or other Equity Securities of the Company by Group, AC or Anschutz will depend upon the continuing assessment by Group, AC and Anschutz of all relevant factors, including without limitation the following: the Company's business and prospects; the attitude and actions of the management, board of directors and other stockholders of the Company; other business and investment opportunities available to Group, AC and Anschutz; the business and prospects of Group, AC and Anschutz; economic conditions generally and in the communications industry particularly; stock market, commodity market and money market conditions; the availability and nature of opportunities to dispose of the securities of the Company owned by Group, AC and Anschutz; the availability and nature of opportunities for Group, AC and Anschutz to purchase additional securities of the Company; and other plans and requirements of Group, AC and Anschutz. Depending upon their assessment of these factors from time to time, Group, AC and Anschutz may change their present intentions as stated above.

            The determination of Group, AC and Anschutz to have Group make an equity investment in the Company was made in the context of an overall review of the Company, which included the possibility (which Group, AC and Anschutz intend to continue or consider) of seeking to acquire the Company as an entirety, although none of Group, AC and Anschutz have any present plans in this regard. Should one or more of Group, AC and Anschutz in the future seek to acquire control of the Company (including, without limitation, by means of market or privately negotiated purchases of securities of the Company, a tender offer, merger or otherwise), the prior establishment of an equity position in the Company might assist them in reaching such result.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            Group may be deemed to be the direct beneficial owner, and AC and Anschutz may be deemed to be indirect beneficial owners, of 2,306,541 shares of Common Stock referred to in Item 4 as the Additional Shares that have been issued to Group on the Second Closing Date in connection with the Merger. Based upon the number of shares of Common Stock that were issued and outstanding on the Second Closing Date, such number of shares of Common Stock is equal to approximately 48.96% of the number of shares of Common Stock outstanding as of the Second Closing Date after giving effect to the issuance of such shares.

            Group may be deemed to be the direct beneficial owner, and AC and Anschutz may be deemed to be indirect beneficial owners, of 300,000 shares of Common Stock referred to in Item 4 as the Conversion Shares that are issuable upon conversion of the convertible promissory note referred to in

Item 4 as the Note. Based upon the number of shares of Common Stock that were issued and outstanding on the Second Closing Date after giving effect to the issuance of the Additional Shares, such number of shares of Common Stock is equal to approximately 5.99% of the number of shares of Common Stock that would be outstanding as of the Second Closing Date after giving effect to the issuance of such Conversion Shares. However, each of Group, AC and Anschutz disclaim such beneficial ownership because the acquisition of such Conversion Shares is subject to the satisfaction of material conditions not within the control of Group, AC or Anschutz.

            Based on the number of shares of Common Stock outstanding on the Second Closing Date, and assuming the issuance to Group of 300,000 Conversion Shares upon the conversion of the Note in addition to the beneficial ownership by Group of 2,306,541 Additional Shares, Group, AC and Anschutz would own 2,606,541 shares of Common Stock, or approximately 52.01% of the shares of Common stock that would be outstanding as of the Second Closing Date after giving effect to the issuance of all such shares.

            Group, AC and Anschutz may be deemed to direct the disposition of the Note and, upon the conversion thereof, to share the power both to vote and to direct the disposition of the Conversion Shares. Group, AC and Anschutz may also be deemed to share the power both to vote and to direct the disposition of the Additional Shares of the Company referred to above if and when beneficial ownership thereof is acquired by Group. Reference is made to Item 4 for a summary of the transactions pursuant to which Group may acquire such beneficial ownership.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

            Reference is made to Item 4 above and the Exhibits filed herewith for a description of the Acquisition Agreement, the Note and the Registration Rights Agreement and certain other documents referred to in Item 4.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 1 Amended and Restated Acquisition Agreement dated as of May 29, 1996 among Internet Communications Corporation, Interwest Group, Inc. and Internet Acquisition One, Inc. incorporated by reference to Appendix C to the Proxy Statement of Internet Communications Corporation on
                        Schedule 14A dated August 12, 1996, as filed with the Securities and Exchange Commission.

      Exhibit 2 Convertible Promissory Note dated May 29, 1996 of Internet Communications Corporation.

      Exhibit 3 Registration Rights Agreement dated as of May 29, 1996 between Internet Communications Corporation and Interwest Group, Inc.

      Exhibit 4         Agreement Re Joint Filing.

                               SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 27, 1996



INTERWEST GROUP, INC.



By /s/ THOMAS G. KUNDERT
   ----------------------------
   Thomas G. Kundert, Treasurer

                               SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 27, 1996



ANSCHUTZ COMPANY



By /s/ PHILIP F. ANSCHUTZ
   ----------------------
   Philip F. Anschutz

                               SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 27, 1996


PHILIP F. ANSCHUTZ


/s/ PHILIP F. ANSCHUTZ
- ----------------------

                             EXHIBIT INDEX



Amended and Restated Acquisition Agreement           . . . . . . .Exhibit 1
dated as of May 29, 1996 among Internet
Communications Corporation, Interwest
Group, Inc. and Internet Acquisition One,
Inc. incorporated by reference to Appendix C to the Proxy Statement on Schedule 14A of Internet Communications Corporation dated
August 12, 1996, as filed with the Securities and Exchange Commission.

Convertible Promissory Note dated May 29,           . . . . . . . Exhibit 2
1996 of Internet Communications Corporation.

Registration Rights Agreement dated as of           . . . . . . . Exhibit 3
May 29, 1996 between Internet Communications
Corporation and Interwest Group, Inc.

Agreement Re Joint Filing.                          . . . . . . . Exhibit 4